EXHIBIT 12.1

Range Resources Corporation

Calculation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Years Ended December 31,
	2011	2010	2009	2008	2007
EARNINGS:
Income (loss) from continuing operations before provision (benefit) for income taxes	$78,263	$139,608	$84,773	$510,273	$218,561
Share of distributed income of equity method investments (net of equity method income or loss)	24,544	1,482	13,699	419	(974)
Fixed charges	145,981	137,297	123,571	104,830	79,519

Total earnings (loss)	$248,788	$278,387	$222,043	$615,522	$297,106

FIXED CHARGES:
Interest expense (1)	$139,843	$131,192	$117,367	$99,748	$77,737
Interest portion of rental expense	6,138	6,105	6,204	5,082	1,782

Total fixed charges	$145,981	$137,297	$123,571	$104,830	$79,519

Ratio of earnings to fixed charges	1.7	2.0	1.8	5.9	3.7

(1)	Amortization of debt issuance costs is included in interest expense.